Exhibit 99

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

<u>**FOR IMMEDIATE RELEASE**</u>

STAGE STORES REPORTS APRIL SALES

REAFFIRMS FIRST QUARTER EPS GUIDANCE

HOUSTON, TX, May 8, 2008 - Stage Stores, Inc. (NYSE: SSI) today reported that its total sales for the four week April period ended May 3, 2008 increased 3.8% to $106.5 million from $102.6 million in the prior year four week period ended May 5, 2007. Comparable store sales decreased 1.0% this year versus a decrease of 14.8% last year.

The Company noted that its cosmetics, childrens, and footwear categories achieved comparable store sales increases during April, posting gains of 20.3%, 4.8%, and 2.2%, respectively. Conversely, comparable store sales from the feminine side of the business were below the Company average for the month. By region of the country, the Company achieved comparable store sales increases in the Northeast and Mid-Atlantic of 8.0% and 3.1%, respectively, while the Southeast was the weakest performing region.

Jim Scarborough, Chairman and Chief Executive Officer, commented, "Despite the currently challenging macroeconomic conditions, our comparable store sales during the first two weeks of April were strong, reflecting the beneficial impact of one additional open-for-business day vs. last year's calendar, generally more favorable weather patterns, and easier comparisons to last year. Unfortunately, our sales softened during the final two weeks of the month, offsetting our first half gains and leading to an overall 1.0% comp decline for the month."

For the first quarter, the Company reported that total sales decreased 1.3% to $353.5 million from $358.2 million last year. Comparable store sales for the quarter decreased 5.4% versus an increase of 0.1% for the same period last year.

Mr. Scarborough concluded, "We continue to expect to report earnings of between $0.05 and $0.08 per diluted share for the first quarter."

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The Company plans to report its first quarter results before the market opens on Thursday, May 22, 2008, and will hold a conference call and webcast the same day beginning at 8:30 a.m. Eastern Time.

SALES SUMMARY

Fiscal Period	Comparable Store Sales Trend % Increase (Decrease)		Total Sales ($ in Millions)	
	2008	2007	2008	2007
February	(2.5)%	1.4%	$105.9	$104.6
March	(10.3)	12.4	141.1	151.0
April	(1.0)	(14.8)	106.5	102.6
1st Quarter	(5.4)	0.1	353.5	358.2

Store Activity
The Company reported that it opened sixteen new stores during April. New Bealls stores were opened in Austin and Flour Bluff, TX, new Palais Royal stores were opened in Sealy and Spring, TX, a new Stage store was opened Hays, KS, and new Peebles stores were opened in Adamsville, AL, Mount Vernon, IN, Paris, KY, Big Rapids, Charlotte and Manistee, MI, Holly Springs, MS, Ventnor, NJ, London, OH, and Belle Vernon and Clarion, PA. These sixteen April openings brought the total number of stores opened in the first quarter to twenty three. Looking forward, the Company currently plans to open five new stores in the second quarter.

About Stage Stores
Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities through 717 stores located in 35 states. The Company operates under the Bealls, Palais Royal and Stage names throughout the South Central and Southwestern states, and under the Peebles name throughout the Midwestern, Southeastern, Mid-Atlantic and New England states. For more information about Stage Stores, visit the Company's web site at www.stagestores.com.

<u>Caution Concerning Forward-Looking Statements</u>

This document contains "forward-looking statements". Forward-looking statements reflect our expectations regarding future events and operating performance and often contain words such as "believe", "expect", "may", "will", "should", "could", "anticipate", "plan" or similar words. In this document, forward-looking statements include comments regarding the Company's EPS outlook for the first quarter of the 2008 fiscal year, as well as comments regarding the number of stores that the Company plans to open in the second quarter of the 2008 fiscal year. Forward-looking statements are subject to a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the forward-looking statements. These risks and uncertainties include, but are not limited to, those described in our Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the "SEC") on April 1, 2008 and other factors as may periodically be described in our other filings with the SEC. Forward-looking statements speak only as of the date of this document. We do not undertake to update our forward-looking statements.

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